Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.472.6021 goodwinprocter.com

December 22, 2020

VIA EDGAR and federal express

Office of Energy & Transportation Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Powered Brands Draft Registration Statement on Form S-1 Submitted October 26, 2020 CIK No. 0001829427

Ladies and Gentlemen:

This letter is being submitted on behalf of Powered Brands (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed on October 26, 2020 (the “Registration Statement”), as set forth in your letter dated November 20, 2020 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter.

Draft Registration Statement filed on Form S-1

Summary Financial Data, page 31

1.	Revise your disclosure to give effect to the sale of units in this offering and the sale of the private placement warrants in a separate “as-adjusted” column.

RESPONSE:

We respectfully advise the Staff that we have revised the disclosure on page 33, including the Summary Financial Data table, to give effect to the sale of units in this offering and have included the sale of private placement warrants in a separate “as-adjusted” column.

* * *

Division of Corporation Finance

December 22, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Robert Babula Gus Rodriguez Liz Packebusch Loan Lauren Nguyen

Securities and Exchange Commission